UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Shanda Games Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

81941U105**

(CUSIP Number)

Yingfeng Zhang

Yili Shengda Investment Holdings (Hong Kong) Company Limited

Room 3606, 99 Queen’s Road, Central

Hong Kong

(852) 8208 5118

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 81941U105

(1)	Names of reporting persons Yili Shengda Investment Holdings (Hong Kong) Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 48,759,187 shares (1)
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 48,759,187 shares (1)
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 48,759,187 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 50.0% (2)(3)
(14)	Type of reporting person (see instructions) CO

(1)	representing 48,759,187 Class B Ordinary Shares (as defined below) held by Yili Shengda Investment Holdings (Hong Kong) Company Limited, a Hong Kong company.
(2)	percentage calculated based on total Class B Ordinary Shares outstanding as of October 20, 2014. As of October 20, 2014, 440,155,500 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs (as defined below)) and 97,518,374 Class B Ordinary Shares were outstanding.
(3)	each Class A ordinary share is entitled to one vote per share and is not convertible into Class B ordinary share. Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share at the election of its holder. The 48,759,187 Class B ordinary shares held by Yili Shengda Investment Holdings (Hong Kong) Company Limited represent approximately 34.5% of the total voting rights as of October 20, 2014.

13D

CUSIP No. 81941U105

(1)	Names of reporting persons Ningxia Yilida Capital Investment Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 48,759,187 shares (1)
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 48,759,187 shares (1)
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 48,759,187 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 50.0% (2)(3)
(14)	Type of reporting person (see instructions) PN

(1)	representing 48,759,187 Class B Ordinary Shares held by Yili Shengda Investment Holdings (Hong Kong) Company Limited, a Hong Kong company, which is directly wholly owned by Ningxia Yilida Capital Investment Limited Partnership, a PRC limited partnership.
(2)	percentage calculated based on total Class B Ordinary Shares outstanding as of October 20, 2014. As of October 20, 2014, 440,155,500 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.
(3)	each Class A ordinary share is entitled to one vote per share and is not convertible into Class B ordinary share. Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share at the election of its holder. The 48,759,187 Class B ordinary shares held by Yili Shengda Investment Holdings (Hong Kong) Company Limited represent approximately 34.5% of the total voting rights as of October 20, 2014.

13D

CUSIP No. 81941U105

(1)	Names of reporting persons Shanghai Yingfeng Investment Management Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 48,759,187 shares (1)
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 48,759,187 shares (1)
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 48,759,187 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 50.0% (2)(3)
(14)	Type of reporting person (see instructions) CO

(1)	representing 48,759,187 Class B Ordinary Shares held by Yili Shengda Investment Holdings (Hong Kong) Company Limited, a Hong Kong company, which is directly wholly owned by Ningxia Yilida Capital Investment Limited Partnership, a PRC limited partnership, whose general partner is Shanghai Yingfeng Investment Management Company Limited, a PRC company.
(2)	percentage calculated based on total Class B Ordinary Shares outstanding as of October 20, 2014. As of October 20, 2014, 440,155,500 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.
(3)	each Class A ordinary share is entitled to one vote per share and is not convertible into Class B ordinary share. Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share at the election of its holder. The 48,759,187 Class B ordinary shares held by Yili Shengda Investment Holdings (Hong Kong) Company Limited represent approximately 34.5% of the total voting rights as of October 20, 2014.

13D

CUSIP No. 81941U105

(1)	Names of reporting persons Yingfeng Zhang
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 48,759,187 shares (1)
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 48,759,187 shares (1)
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 48,759,187 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 50.0% (2)(3)
(14)	Type of reporting person (see instructions) IN

(1)	representing 48,759,187 Class B Ordinary Shares held by Yili Shengda Investment Holdings (Hong Kong) Company Limited, a Hong Kong company, which is directly wholly owned by Ningxia Yilida Capital Investment Limited Partnership, a PRC limited partnership, whose general partner is Shanghai Yingfeng Investment Management Company Limited, a PRC company, whose sole shareholder is Mr. Yingfeng Zhang, a PRC individual.
(2)	percentage calculated based on total Class B Ordinary Shares outstanding as of October 20, 2014. As of October 20, 2014, 440,155,500 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.
(3)	each Class A ordinary share is entitled to one vote per share and is not convertible into Class B ordinary share. Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share at the election of its holder. The 48,759,187 Class B ordinary shares held by Yili Shengda Investment Holdings (Hong Kong) Company Limited represent approximately 34.5% of the total voting rights as of October 20, 2014.

Introduction.

This statement on Schedule 13D (this “Statement”) is filed by the Reporting Persons (as defined below) with respect to Shanda Games Limited (the “Issuer”).

Item 1. Security and Issuer.

This Statement relates to Class A ordinary shares, par value US$0.01 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value US$0.01 per share (“Class B Ordinary Shares,” together with Class A Ordinary Shares, “Ordinary Shares”), of the Issuer. The principal executive offices of the Issuer are located at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, the People’s Republic of China.

The Issuer’s American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts, each representing two Class A Ordinary Shares, are listed on the NASDAQ Global Select Market under the symbol “GAME.”

Item 2. Identity and Background.

(a)-(c) This Statement is being filed jointly by and on behalf of (a) Yili Shengda Investment Holdings (Hong Kong) Company Limited, a company incorporated under the laws of Hong Kong (“Yili Shengda”), (b) Ningxia Yilida Capital Investment Limited Partnership, a limited partnership organized under the laws of the People’s Republic of China (“Ningxia Yilida”), (c) Shanghai Yingfeng Investment Management Company Limited, a company established under the laws of the People’s Republic of China (“Shanghai Yingfeng”), and (d) Mr. Yingfeng Zhang (together with Yili Shengda, Ningxia Yilida and Shanghai Yingfeng, the “Reporting Persons”), pursuant to their agreement to the joint filing of this Statement, filed herewith as Exhibit 7.01.

Yili Shengda’s principal business is venture capital or private equity investment and portfolio management. Its principal business address, which also serves as its principal office, is Room 3606, 99 Queen’s Road, Central, Hong Kong. Yili Shengda is directly wholly owned by Ningxia Yilida.

Ningxia Yilida’s principal business is venture capital or private equity investment and portfolio management. Its principal business address, which also serves as its principal office, is South Er Huan Road, Cashmere Industrial Park, Lingwu, Ningxia, the People’s Republic of China. Shanghai Yingfeng is the general partner of Ningxia Yilida.

Shanghai Yingfeng’s principal business is investment management. Its principal business address, which also serves as its principal office, is Room 2055, No. 5358 Huyi Road, Jiading District, Shangha, the People’s Republic of China. Mr. Yingfeng Zhang is the sole shareholder of Shanghai Yingfeng.

Mr. Yingfeng Zhang, a PRC citizen, is the sole director of Yili Shengda and Shanghai Yingfeng. Mr. Yingfeng Zhang is currently the acting chief executive officer of the Issuer.

(d) None of the Reporting Persons has been convicted in a criminal proceeding the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

On November 25, 2014, the Reporting Persons acquired in a privately negotiated transaction 48,759,187 Class B Ordinary Shares from Shanda SDG Investment Limited (“SDG”), pursuant to the SDG Class B Share Purchase Agreement (as defined below) for a purchase price of US$250 million. The Reporting Persons obtained the funds used to acquire shares under the SDG Class B Share Purchase Agreement by a loan from Bank of China, Macau Branch. This loan has a term of 12 months starting from the disbursement of the loan proceeds on November 25, 2014, and bears an interest rate of LIBOR plus 2.25%, payable on a quarterly basis.

It is anticipated that, at a price of US$6.90 in cash per ADS (each representing two Class A Ordinary Shares) or US$3.45 in cash per Class A or Class B Ordinary Shares, approximately US$1.24 billion will be expended in acquiring approximately 359.6 million outstanding Class A Ordinary Shares (calculated based on the number of Ordinary Shares outstanding as of October 20, 2014) owned by shareholders of the Issuer other than the Consortium (as defined below) in connection with the Transaction (as defined below).

It is anticipated that the Transaction (as defined below) will be financed with equity capital. The equity financing would be provided from the Consortium Members (as defined below) and additional members accepted into the Consortium (as defined below) in the form of cash.

Item 4. Purpose of Transaction.

On November 25, 2014, SDG, Yili Shengda, Ningxia Zhongyincashmere International Group Co., Ltd. (“Ningxia”), and Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, an affiliate of Ningxia (“Zhongrong Shengda”) entered into a share purchase agreement (the “SDG Class B Share Purchase Agreement”), pursuant to which each of Yili Shengda and Zhongrong Shengda agreed to purchase 48,759,187 Class B Ordinary Shares from SDG. The purchase and sale under the SDG Class B Share Purchase Agreement were completed on the same day (the “Closing”). As a result, all of the Class B Ordinary Shares held by SDG immediately prior to the Closing had been transferred to Yili Shengda and Zhongrong Shengda, and SDG no longer beneficially owns any ordinary shares of the Issuer.

On December 5, 2014, Ningxia Yilida and Ningxia (together with Ningxia Yilida, the “Consortium,” and each member in the Consortium, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to acquire the Issuer in a going private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) February 6, 2015, and (y) termination of the Consortium Agreement, and (iii) to cooperate and proceed in good faith to negotiate and consummate the Transaction. The Consortium Members intend to acquire the Issuer at a price of US$6.90 in cash per ADS (each representing two Class A Ordinary Shares) or $3.45 in cash per Class A or Class B Ordinary Share.

If the Transaction is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Issuer’s obligations to file periodic report under the Exchange Act would be terminated.

In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the board of the surviving company in the merger) to consist solely of persons to be designated by the Consortium Members, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or be consummated. No binding obligation shall arise with respect to the Transaction unless and until definitive agreements have been executed.

Descriptions of the SDG Class B Share Purchase Agreement and the Consortium Agreement, copies of which are filed as Exhibits 7.02 and 7.03 hereto and incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The following disclosure assumes that there were a total of 440,155,500 Class A Ordinary Shares and 97,518,374 Class B Ordinary Shares outstanding as of October 20, 2014. Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Shares. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder.

As of the date hereof, Yili Shengda is the record holder 48,759,187 Class B Ordinary Shares, representing 50.0% of the Class B Ordinary Shares outstanding as of October 20, 2014, or approximately 9.1% of the combined total Ordinary Shares outstanding as of October 20, 2014. Each of the Reporting Persons has the shared power to direct the vote and the disposition of the Class B Ordinary Shares that may be deemed to be owned beneficially by each of them.

As of the date hereof, Ningxia, through its affiliates, owns 80,577,828 Class A Ordinary Shares and 48,759,187 Class B Ordinary Shares, representing 18.3% of the Class A Ordinary Shares and 50.0% of the Class B Ordinary Shares, respectively, outstanding as of October 20, 2014, or approximately 15.0% and 9.1% of the combined total Ordinary Shares outstanding as of October 20, 2014.

In addition, pursuant to Section 13(d)(3) of the Act, Ningxia and the Reporting Persons may, on the basis of the facts described elsewhere herein, be considered to be a “group.” Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any Ordinary Shares as may be beneficially owned by Ningxia for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth Items 3 and 4, to the best knowledge of each of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Descriptions of the SDG Class B Share Purchase Agreement and the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

Item 7. Material to Be Filed as Exhibits.

Exhibit 7.01	Joint Filing Agreement by and between the Reporting Persons dated December 5, 2014.

Exhibit 7.02	SDG Class B Share Purchase Agreement dated November 25, 2014 (incorporated herein by reference to Exhibit 7.19 to Schedule 13D/A filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on November 26, 2014).

Exhibit 7.03	Consortium Agreement dated December 5, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2014

Yili Shengda Investment Holdings (Hong Kong) Company Limited

By:	/s/ Yingfeng Zhang
	Name:	Yingfeng Zhang
	Title:	Director

Ningxia Yilida Capital Investment Limited Partnership
By Shanghai Yingfeng Investment Management Company Limited, its general partner

By:	/s/ Yingfeng Zhang
	Name:	Yingfeng Zhang
	Title:	Director

Shanghai Yingfeng Investment Management Company Limited

By:	/s/ Yingfeng Zhang
	Name:	Yingfeng Zhang
	Title:	Director

Yingfeng Zhang

By:	/s/ Yingfeng Zhang
	Name:	Yingfeng Zhang